

April 28, 2014

<u>Via E-Mail</u>
Mr. Tom Zapatinas
President and Chief Executive Officer
Preaxia Health Care Payment Systems, Inc.
#207, 1410 – 11th Avenue SW
Calgary, Alberta, Canada T3C OM8

      Re: Preaxia Health Care Payment Systems, Inc.
              Item 4.01 Form 8-K
              Filed March 31, 2014
              Item 4.01 Form 8-K/A
              Filed April 23, 2014
              Response Letter Filed April 25, 2014
              File No. 000-52365

Dear Mr. Zapatinas:

      We have reviewed your amended Form 8-K filed April 23, 2014 and your response filed April 25, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Form 8-K/A, Filed April 23, 2014</u>

1. As previously requested, in connection with responding to our comments, please provide a written statement from the company, filed as correspondence, acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief